Exhibit 99.2

CAWLEY, GILLESPIE & ASSOCIATES, INC.

PETROLEUM CONSULTANTS

13640 BRIARWICK DRIVE, SUITE 100	306 WEST SEVENTH STREET, SUITE 302	1000 LOUISIANA STREET, SUITE 625
AUSTIN, TEXAS 78729-1707	FORT WORTH, TEXAS 76102-4987	HOUSTON, TEXAS 77002-5008
512-249-7000	817- 336-2461	713-651-9944

January 17, 2014

Mr. Jon A. Richards

Vice President, Reservoir Engineering

Three Lakeway Center, Suite 2800

3838 North Causeway Boulevard

Metairie, Louisiana 70002

Re:	Evaluation Summary RAAM Global Energy Company Interests Total Proved Reserves Certain Properties in Osage County, Oklahoma As of December 31, 2013

Dear Mr. Richards:

As requested, we are submitting our estimates of total proved reserves and forecasts of economics attributable to the RAAM Global Energy Company interests in certain oil and gas properties located in Osage County, Oklahoma. It is our understanding that the proved reserves estimated in this report constitute approximately nine percent of RAAM’s total proved reserves. The results of this evaluation are presented in the accompanying tabulations, with a composite summary presented below:

		Proved Developed Producing	Proved Developed Non-Producing	Proved Undeveloped	Total Proved
Net Reserves
Oil	- Mbbl	10.4	73.9	604.6	688.9
Gas	- MMcf	59.6	713.6	750.9	1,524.1
NGL	- Mbbl	0.0	0.0	0.0	0.0
Net Revenue
Oil	- M$	961.5	6,815.5	55,723.5	63,500.5
Gas	- M$	140.0	1,676.1	1,763.6	3,579.8
NGL	- M$	0.0	0.0	0.0	0.0
Other	- M$	0.0	0.0	0.0	0.0
Severance Taxes	- M$	78.2	602.5	4,078.7	4,759.3
Ad Valorem Taxes	- M$	0.0	0.0	0.0	0.0
Operating Expenses	- M$	738.5	2,129.7	15,127.5	17,995.6
Workover Expenses	- M$	0.0	0.0	0.0	0.0
3rd Party COPAS	- M$	0.0	0.0	0.0	0.0
Other Deductions	- M$	0.0	0.0	0.0	0.0
Investments	- M$	0.0	712.0	10,763.2	11,475.2
Net Operating Income (BFIT)	- M$	284.9	5,047.5	27,517.7	32,850.2
Discounted @ 10%	- M$	248.4	3,064.6	8,476.4	11,789.4

January 17, 2014

The discounted cash flow value shown above should not be construed to represent an estimate of the fair market value by Cawley, Gillespie & Associates, Inc. (“CG&A”).

Presentation

This report is divided into four reserve categories: Total Proved (“TP”), Proved Developed Producing (“PDP”), Proved Developed Non-Producing (“PDNP”) and Proved Undeveloped (“PUD”). Every reserve category contains a Table I which presents composite reserve estimates and economic forecasts for the particular reserve category. Following each Table I is a summary plot, which is a composite rate-time history forecast curve for the particular reserve category. Within the PDP, PDNP and PUD sections, following the Summary Plot is a Table II “oneline” summary that presents estimates of ultimate recovery, gross and net reserves, ownership, revenue, expenses, investments, net income and discounted cash flow for the individual properties that make up the corresponding Table I. Table II is followed by sequentially numbered individual figures that represent the detailed reserves and economics for each property listed in the Table II. The data presented in the summary tables is explained in page 1 of the Appendix. The methods employed in estimating reserves are described in page 2 of the Appendix.

Hydrocarbon Pricing

As requested for the SEC scenario, the base oil and gas prices calculated for December 31, 2013 were $93.42 per BBL and $3.67 per MMBTU, respectively. As specified by the SEC, a company must use a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. The base oil price is based upon WTI-Cushing spot prices during 2013 and the base gas price is based upon Henry Hub spot prices during 2013. Prices were not escalated in the SEC scenario. Adjustments to oil and gas prices were made based upon data provided by your office. These adjustments include transportation charges, BTU content, crude quality and gravity corrections.

Expenses and Taxes

Lease operating expenses and investments were forecast as furnished by your office and were not escalated. Oil and gas severance tax values were determined by applying normal state severance tax rates.

Miscellaneous

An on-site field inspection of the properties has not been performed nor has the mechanical operation or condition of the wells and their related facilities been examined, nor have the wells been tested by Cawley, Gillespie & Associates, Inc. Possible environmental liability related to the properties has not been investigated nor considered. The cost of plugging and the salvage value of equipment at abandonment have not been included except as noted above.

The proved reserve classifications used herein conform to the criteria of the Securities and Exchange Commission (SEC) as defined in pages 3—4 of the Appendix. The reserves and economics are predicated on regulatory agency classifications, rules, policies, laws, taxes and royalties in effect on the effective date, except as noted herein. The possible effects of changes in legislation or other Federal or State restrictive actions have not been considered. All reserve estimates represent our best judgment based on data available at the time of preparation, and assumptions as to future economic and regulatory conditions. It should be realized that the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

January 17, 2014

The reserve estimates and forecasts were based upon interpretations of data furnished by your office and available from our files. Ownership information and economic factors such as liquid and gas prices, price differentials, expenses, investments and tax rates were derived from LOS data as furnished by your office and were accepted as furnished. To some extent, information from public records was used to check and/or supplement these data. The basic engineering and geological data were utilized subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data.

Cawley, Gillespie & Associates, Inc. is a Texas Registered Engineering Firm (F-693), made up of independent registered professional engineers and geologists that have provided petroleum consulting services to the oil and gas industry for over 50 years. We do not own an interest in the properties or RAAM Global Energy Company and are not employed on a contingent basis. We have used all methods and procedures that we consider necessary under the circumstances to prepare this report. Our work-papers and related data utilized in the preparation of these estimates are available in our office.

Yours very truly,

CAWLEY, GILLESPIE & ASSOCIATES, INC. TEXAS REGISTERED ENGINEERING FIRM F-693

/s/ Robert D. Ravnaas ROBERT D. RAVNAAS, P.E. PRESIDENT